FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September, 2007

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.... ✓.... Form 40-F........

Registrant’s Press Release dated September 11, 2007.

          SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)

By: /s/Paul Weinberg

Paul Weinberg

General Counsel & Corporate Secretary

Dated: September 11, 2007